

July 14, 2011

Via E-mail
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

> **Re:** **General Steel Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 001-33717**

Dear Mr. Chen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   We note your disclosure regarding various restrictions relating to the conversion of currencies and distribution of dividends in China. Please tell us what consideration you have given to including "parent only" financial information in accordance with Rule 5-04 of Regulation S-X.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Net Income (Loss) Before Noncontrolling Interest, page 35

2.   With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you determined the income or loss attributable to your noncontrolling interests. In this regard, please clarify what consideration you gave to Long Steel Group's 40% interest in Longmen Joint Venture.

Liquidity and Capital Resources, page 39

General

3.   In accordance with Rule 4-08(e) of Regulation S-X, please provide us, and include in future filings, the following disclosures:
   - A discussion on restrictions which limit your payment of dividends;
   - The amount of your retained earnings that are restricted or free of restrictions; and
   - The amount of your restricted net assets at the end of your most recent fiscal year.

4.   Please provide us, and include in future filings, a discussion of the restrictions on your ability to distribute dividends and transfer other funds to General Steel Investment, and to the ultimate parent, General Steel Holdings, and the impact on your liquidity, financial condition and results of operations.

Cash Flow, page 39

5.   In future filings, please expand your narrative of operating activities to quantify and disclose the reasons for the changes in working capital items from period-to-period, including discussing the primary reasons for material fluctuations in notes receivable, inventories, accounts payable, other payables – related parties and customer deposits as applicable.

6.   Please revise future filings to include a specific and comprehensive discussion of the underlying reasons for changes in your investing and financing activities.

Item 8. Financial Statements, page 48

Consolidated Statements of Cash Flows, page 51

7.   Please revise future filings to begin your consolidated statements of cash flows with net income. Reference ASC 230-10-45-28.

8.   Please explain to us the nature of the following line items and your reason for classifying their related cash flows as investing activities:
- Payments made for treasury stock acquired;
- Capital contributed by non-controlling interest;
- Payments made to dividend distribution; and
- Deposits due to sales representatives.

Reference ASC 230-10-45.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 1. Financial Statements, page 3

Note 20 – Subsequent Events, page 38

9.   We note the unified management agreement between your subsidiary, Shaanxi Longmen Iron and Steel Co. Ltd., and Shaanxi Coal and Chemical Industry Group Co., Ltd. and Shaanxi Iron and Steel Group. Please explain to us and revise future filings to describe how you intend on accounting for this contractual arrangement, as well as the reason that you plan to record the profit due to Shaanxi Steel Group as an operating expense on your consolidated statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Stephen D. Brook, Esq.
        Burns & Levinson LLP